<u>Geostellar, Inc.</u>

<u>Addendum to Form C Dated Effective August 11, 2017, as amended</u>

Since the filing of Geostellar, Inc.'s (the "Company") Form C, effective August 11, 2017, as amended, the Company has continued to experience financial difficulties. The Company is filing this Addendum in order to supplement its disclosures provided in the Form C. The Company does not believe that these developments materially alter the Company's disclosures that have been included in the Company's Form C, as amended.

The developments since the filing of the Form C include:

- The Company continues to be unable to meet all of its financial obligations in a timely manner. As a result, the Company has been threatened with legal action by certain vendors and creditors. The Company currently believes that any legal action would be routine litigation incidental to the business.

- The Company received letters from Novus Capital Group, LLC, dated October 5th and 6th, 2017, related to the Company's default on the Company's obligations pursuant to the Novus Loan Agreement referenced on Page 15 of the Company's Form C. Novus Capital Group, LLC has agreed to forebear and waive the Company's default, provided that the Company pay Novus Capital Group, LLC $52,787.37 no later than October 16, 2017. The Company intends to use the proceeds from this Offering to meet the demands of Novus Capital Group, LLC.

- As originally disclosed on Page 13 of the Company's Form C, the Company's auditors have cast doubt on the Company's ability to operate as a going concern. As stated in the disclosure contained on Page 13 related to the auditor's determination, the proceeds of this Offering will enable the Company to continue operations and execute its business plan only for a short period of time and the capital raised in this Offering will not be sufficient to fund the Company's projected operating and ramp up costs, and additional investment capital will be required. As previously disclosed on Page 13 of the Form C, if the Company is unable to obtain additional funding following this Offering, the Company could be forced to delay, reduce or eliminate the Company's business prospects, which could adversely impact the Company's future business prospects and its ability to continue as a going concern.

- The Company has received short-term loans from certain related parties to advance certain expenses incurred by the Company that will be repaid, along with fees charged by the related third parties, out of the proceeds of this Offering. The Company has used these funds in a manner that it believes is consistent with the use of proceeds disclosures on Page 74 and 75 of the Form C, including for general working capital, the payment of fees and expenses related to this Offering, and fees and expenses intended to advance a Qualified Offering.

- The Company continues to explore the possibility of issuing, or working with a third party who may issue, a solar-powered cryptocurrency, Zydeco, through an Initial Coin Offering ("ICO"). The Company has developed the initial code for Zydeco. The Company anticipates that each Zydeco blockchain token would represent one Watt of solar power capacity. The Company is under no obligation to carry out an ICO or to enter into any relationships related to conducting an ICO. The Company is currently actively considering partnering with affiliates or third-parties who would issue the ICO with the support of certain of the Company's intellectual property, including the Zydeco code, through a licensing agreement. Whether the Company moves forward with advancing the ICO initiative is unknown and speculative. You should not invest in the Company solely as a result of the Company's potential involvement with the ICO since it may not come to fruition.